05036824

AM 3-8-2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMS Number: 3235.0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53627

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BROADMARK CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 UNIVERSITY ST, STE 2800

SEATTLE (City) WA (State) 98101 (Zip Code)

SEC MAIL PROCESSING SECTION FEB 28 2005 WASH, D.C. 185

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOSEPH L. SCHOCKEN (206) 623-1200 (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PETERSON SULLIVAN, PLLC

(Name – *if individual, state last, first, middle name)*

601 UNION ST, STE 2300 (Address) SEATTLE (City) WA (State) 98101 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied an as the basis for the exemption. See Section 240.17 a-5(e)(2)*

SEC 1410 (06.02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOSEPH L. SCHOCKEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BROADMARK CAPITAL, LLC, as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PRIDE E. DAVIES
STATE OF WASHINGTON
NOTARY — • — PUBLIC
MY COMMISSION EXPIRES 03-12-07

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (NOT APPLICABLE)
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (NOT APPLICABLE)
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.*
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (NOT APPLICABLE)
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (NOT APPLICABLE)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (NOT APPLICABLE)

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

X (O) INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3.

* RESERVE REQUIREMENT IS NOT APPLICABLE

BROADMARK CAPITAL, LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2004

CONTENTS

PETERSON SULLIVAN PLLC

CERTIFIED PUBLIC ACCOUNTANTS
601 UNION STREET, SUITE 2300
SEATTLE, WASHINGTON 98101

INDEPENDENT AUDITORS' REPORT

To the Member
Broadmark Capital, LLC
Seattle, Washington

We have audited the accompanying statement of financial condition of Broadmark Capital, LLC as of December 31, 2004, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Broadmark Capital, LLC as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Peterson Sullivan PLLC

January 26, 2005

Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

BROADMARK CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

ASSETS		
Cash	$	334,634
Accounts receivable, net of doubtful accounts of $23,756		23,352
Prepaid expenses		22,844
Property and equipment, at cost, net of accumulated depreciation of $39,526		40,310
Due from related party		484
Deposits		16,768
	$	438,392

LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable	$	139,624
Due to related parties		56,134
Subordinated note payable to related parties		81,600
Total liabilities		277,358
Member's equity		161,034
	$	438,392

See Notes to Financial Statements

BROADMARK CAPITAL, LLC

STATEMENT OF INCOME

For the Year Ended December 31, 2004

Revenues	
Fee income	$ 2,169,084
Gain on redemption of warrants	118,634
Interest	1,343
Other	16,234
	2,305,295
Expenses	
Wages	812,128
Professional fees	669,937
Rent	154,392
Bad debt expense	118,166
Payroll taxes and benefits	92,123
Travel and entertainment	54,809
Office expense	49,576
Telephone	46,494
Auto expense	26,604
Local taxes	15,441
Regulatory and trading fees	14,854
Depreciation	13,295
Postage	12,738
Repair and maintenance	10,168
Interest	8,120
Education	6,875
Dues and subscription	3,551
Other	12,511
	2,121,782
Net income	**$ 183,513**

See Notes to Financial Statements

BROADMARK CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2004

Balance, December 31, 2003	$	245,917
Net income		183,513
Withdrawals		(268,396)
Balance, December 31, 2004	$	161,034

See Notes to Financial Statements

BROADMARK CAPITAL, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2004

Cash Flows from Operating Activities		
Net income	$	183,513
Adjustments to reconcile net loss to cash flows from operating activities		
Bad debt expense		118,166
Depreciation		13,295
Fees received in the form of warrants		(2,800)
Loss on disposal of assets		909
Change in operating assets and liabilities		
Accounts receivable		16,304
Due to/from related parties		(48,648)
Prepaid expenses and deposits		9,859
Accounts payable		69,606
Net cash flows from operating activities		360,204
Cash Flows from Investing Activities		
Purchase of restricted stock		(75,595)
Purchase of equipment		(13,754)
Net cash flows from investing activities		(89,349)
Cash Flows from Financing Activities		
Member capital withdrawals		(168,000)
Increase in cash		**102,855**
Cash, beginning of year		231,779
Cash, end of year	$	334,634

Supplemental Schedule of Cash Flows Information

- During 2004, warrants and restricted stock with fair market values of $100,396 were transferred to the Company's parent as member withdrawals. This is a non-cash financing transaction.

- Also in 2004, warrants with a fair market value of $22,000 were transferred to the Company as a partial settlement of an account receivable balance from an unrelated party.

See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS

Note 1. Organization and Significant Accounting Policies

Organization

Broadmark Capital, LLC ("the Company") is a securities broker and dealer as approved by the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. The Company has offices in Seattle and New York. As an LLC, the liability to the owner is generally limited to amounts invested into it.

The Company's fee income is earned by locating investors for companies and performing other business advisory services. Approximately 82% of fee income was earned from four companies in 2004.

In a prior year, the Company received warrants for providing services. In 2004, the company that issued the warrants redeemed them, resulting in a gain of $118,634.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses during the reporting period. Actual results could differ from the estimates that were used.

Cash

Cash includes cash in banks. The Company has deposits in excess of federally insured limits. Interest paid on a cash basis was $8,135 in 2004.

Accounts Receivable

Accounts receivable represent advances of expenses to current and potential customers. Approximately 75% of the balance is due from three companies. The Company uses the allowance method to recognize accounts receivable that may not be collectible. Management regularly reviews all accounts and determines which are past due and may not be collectible. The allowance, as estimated, is $23,756 at December 31, 2004. Any amounts that would be written off are charged against the allowance. During 2004, the Company wrote off receivables totaling $118,166.

Property and Equipment

Depreciation of property and equipment is recognized on the straight-line basis over the estimated lives of the assets ranging from three to seven years.

Income Taxes

The Company is a Limited Liability Company ("LLC") and is not taxed at the reporting level. Instead, its items of income, loss, deduction and credit are passed through to its member owner.

Note 2. Related Party Transactions

The Company pays various office expenses each month on behalf of an entity which is partly owned by its parent company, and is reimbursed upon billing. The total expenses reimbursed by the related party were $43,679 in 2004.

In 2004, the Company incurred a management expense of $57,000 payable to its parent company. This amount is included with professional fees in the statement of income. At December 31, 2004, $56,134 had not been paid. This amount is included in due to related parties.

Note 3. Subordinated Notes Payable to Related Parties

The subordinated notes payable are due to an officer of the Company ($15,000) and the Company's owner ($66,600). The notes are unsecured and bear interest at 10%. They are due on April 30, 2005, and are subordinated to all other claims of creditors. Interest expense incurred on these notes in 2004 was $8,120.

Note 4. Operating Lease

The Company leases two offices under noncancelable operating leases. The following is a schedule of future minimum rental payments required under the leases for the years ending December 31:

2005	$ 133,001
2006	88,410
2007	93,612
2008	93,612
2009	70,209

Note 5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Accordingly, the Company is required to maintain a minimum level of net capital (as defined) of 6 2/3% of total aggregate indebtedness or $5,000, whichever is greater. At December 31, 2004, 6 2/3% of total aggregate indebtedness was $13,049, so this was the required minimum net capital. The Company had computed net capital of $138,676 at December 31, 2004, which was in excess of the required net capital level by $125,627. In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital (as defined) in excess of 15 to 1. At December 31, 2004, the Company's ratio of aggregate indebtedness to net capital was 1.41 to 1.

SUPPLEMENTARY INFORMATION

BROADMARK CAPITAL, LLC

SCHEDULE I – COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2004

COMPUTATION OF NET CAPITAL

Member's equity		$ 161,034
Liabilities subordinated to claims of general creditors		81,600
Deductions		
Unsecured receivables from noncustomers	$ 23,352	
Due from related party	484	
Prepaid expenses	22,844	
Equipment	40,310	
Deposits and other	16,968	(103,958)
Net capital		138,676
Minimum net capital		13,049
Excess net capital		$ 125,627

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts payable and payable to related parties per financial statement	$ 195,758

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness or $5,000, whichever is greater)	$ 13,049
Percentage of aggregate indebtedness to net capital	141%
Ratio of aggregate indebtedness to net capital	1.41 to 1

Broadmark Capital, LLC is exempt from the computation of reserve requirements pursuant to Rule 15c3-3 under paragraph K(2)(ii).

BROADMARK CAPITAL, LLC

SCHEDULE II – RECONCILIATION BETWEEN
THE COMPUTATION OF NET CAPITAL PER THE BROKER'S UNAUDITED FOCUS REPORT, PART IIA, AND THE AUDITED COMPUTATION OF NET CAPITAL

December 31, 2004

Net capital per the broker's unaudited Focus Report, Part IIA	$	137,810
Adjustments		
Decrease in non-allowable assets due to audit adjustments		866
Net capital as audited	$	138,676

BROADMARK CAPITAL, LLC

SCHEDULE III – STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For the Year Ended December 31, 2004

Balance, December 31, 2003	$	81,600
Loans/Repayments		-
Balance, December 31, 2004	$	81,600

PETERSON SULLIVAN PLLC

CERTIFIED PUBLIC ACCOUNTANTS
601 UNION STREET, SUITE 2300
SEATTLE, WASHINGTON 98101

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Member
Broadmark Capital, LLC
Seattle, Washington

In planning and performing our audit of the financial statements and supplemental schedules of Broadmark Capital, LLC for the year ended December 31, 2004, we considered its internal control, including internal control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Broadmark Capital, LLC including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because Broadmark Capital, LLC does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by Broadmark Capital, LLC in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Broadmark Capital, LLC is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned objectives. Two of the

Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which Broadmark Capital, LLC has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities and Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Broadmark Capital, LLC's practices and procedures were adequate at December 31, 2004, to meet the Securities and Exchange Commission's objectives.

This report is intended solely for the use of the Broadmark Capital, LLC management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specific parties.

Peterson Sullivan PLLC

January 26, 2005